Exhibit 99.1
Contact Information
Ida Yu
Investor Relations Manager
Tel: 86 (21) 6195 9561
Email: ir@htinns.com
http://ir.htinns.com

China Lodging Group, Limited Reports First Quarter of 2012 Financial Results

  Net Revenues increased 53.0% year-over-year for the first quarter of 2012, exceeding the guidance previously announced
  Adjusted EBITDA from operating hotels (non-GAAP)1 was RMB111.0 million (US$17.6 million) 2 for the first quarter
  Net loss attributable to China Lodging Group, Limited was RMB9.4 million (US$1.5 million) for the first quarter. Diluted net loss per ADS3 for the first quarter was RMB0.16 (US$0.02); adjusted diluted net loss per ADS (non-GAAP) for the first quarter was RMB0.10 (US$0.02).
  RevPAR grew by 9% year-over-year and same-hotel RevPAR grew by 10% year-over-year in the first quarter
  36 net new hotels added in the quarter, bringing the total hotel count to 675
  Full year new opening target increased to 260 to 270 hotels, with 140 to 150 new managed hotels
Shanghai, China, May 9, 2012– China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and fast-growing limited service hotel chain operator in China, today announced its unaudited financial results for first quarter ended March 31, 2012.

First Quarter 2012 Operational Highlights
  During the first quarter of 2012, the Company opened 36 net new hotels, including nine net new leased hotels (or “leased-and-operated hotels”) and 27 net new managed hotels (or “franchised-and-managed hotels”). As of March 31, 2012, the Company had 675 hotels in operation, consisting of 353 leased hotels and 322 managed hotels. Hotels in operation covered 111 cities in China as of March 31, 2012. The Company had 24 Seasons Hotels and 29 Hi Inns in operation as of March 31, 2012.

1 The following non-GAAP financial measures is used in this press release: hotel operating costs excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, selling and marketing expenses excluding share-based compensation expenses, adjusted income/(loss) from operations excluding share-based compensation expenses, adjusted net income/(loss) attributable to China Lodging Group, Limited excluding share-based compensation expenses, adjusted basic and diluted net earnings/(loss) per share and per ADS excluding share-based compensation expenses, EBITDA, adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses, and hotel income. See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this release.
2 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6. 2975 on March 30, 2012 as set forth in the H.10 statistical release of the Federal Reserve Board.
3 Each ADS represents four of the Company’s ordinary shares.

  As of March 31, 2012, the Company had a total pipeline of 336 hotels under development, including 107 leased hotels and 229 managed hotels.

  The occupancy rate for all hotels in operation was 91% in the first quarter of 2012, compared with 82% in the first quarter of 2011, and 93% in the previous quarter. Occupancy improved 19 percentage points for the Company’s hotels in Shanghai and seven percentage points for the Company’s hotels outside of Shanghai year-over-year, mainly attributable to robust travel demand, the Company’s successful seasonal promotions, a more mature hotel mix, and the rebound of the Shanghai market from post-Expo weakness experienced in the first quarter of 2011. The sequential decrease resulted mainly from seasonality.

  The ADR, or average daily rate, for all hotels, was RMB172 in the first quarter of 2012, compared with RMB175 in the first quarter of 2011 and RMB179 in the previous quarter. The year-over-year decrease was mainly attributable to the city mix shift of the Company’s hotels towards lower tier cities and the Company’s seasonal promotions, partially offset by the same-hotel ADR appreciation. The sequential decrease resulted mainly from the Company’s seasonal price adjustment and promotions.

  RevPAR, defined as revenue per available room, was RMB156 in the first quarter of 2012, compared with RMB143 in the first quarter of 2011 and RMB167 in the previous quarter. The year-over-year improvement in RevPAR was a result of a higher occupancy slightly offset by a lower ADR. The sequential decrease was mainly due to seasonality.

  For all the hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB172 for the first quarter of 2012, a 10% increase from RMB157 for the first quarter of 2011.  Outside of Shanghai, the same-hotel RevPAR increased by 8%, with a 3% increase in ADR and a 5% increase in occupancy.

  As of March 31, 2012, HanTing Club had more than 5.0 million individual members, a 65% increase from a year ago. These individual members contributed 66% of room nights sold during the first quarter of 2012, remaining stable as in the first quarter of 2011. The Company’s corporate members contributed an additional 8% of room nights sold. In addition to the HanTing Club program, the Company introduced the e-member program in 2010 to enhance brand awareness and to expand coverage of its customer loyalty program. E-members can register on the Company’s website free of charge and can enjoy discounts on room rates for their on-line booking. As of March 31, 2012, the Company had approximately 0.8 million e-members, who contributed 2% of room nights sold during the first quarter. In the first quarter of 2012, 96% of room nights sold were sold through the Company’s own channels.

“We are pleased with our robust results in the first quarter of 2012, with 9% year-over-year increase in RevPAR across the whole chain and solid growth in hotel count.  Our leading and high-quality brand has been well recognized in the market, which continuously attracts a growing number of customers and franchisees,” said Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer of China Lodging Group. “We remain confident in our rapid and high-quality expansion with focus on customer experience, which is sustainable and profitable in the long run.”

First Quarter of 2012 Financial Results
Total revenues for the first quarter were RMB688.6 million (US$109.3 million), representing an increase of 52.9% year-over-year and coming in flat sequentially. The year-over-year increase was primarily due to the Company’s continued expansion of its hotel network and an increase in RevPAR year-over-year. The flat sequential comparison was a result of increased number of hotels in operation offset by a lower RevPAR due to seasonality.

Total revenues from leased hotels for the first quarter of 2012 were RMB627.0 million (US$99.6 million), representing an increase of 52.8% year-over-year and coming in flat from the previous quarter.

Total revenues from managed hotels for the first quarter of 2012 were RMB61.5 million (US$9.8 million), representing a 53.9% year-over-year increase and a 2.6% decrease sequentially. The sequential decrease was mainly due to seasonality and a smaller number of new managed hotels opened in the first quart of 2012.

Net revenues for the first quarter of 2012 were RMB649.5 million (US$103.1 million), representing an increase of 53.0% year-over-year and coming in flat sequentially.

Hotel operating costs for the first quarter of 2012 were RMB549.4 million (US$87.2 million), compared to RMB361.3 million (US$55.2 million) for the first quarter of 2011 and RMB493.8 million (US$78.5 million) for the previous quarter, representing a 52.1% and 11.2% increase, respectively. The year-over-year increase in hotel operating costs was mainly driven by the Company’s hotel network expansion, especially growth in leased hotels, whose room nights available for sale increased 39.3% year-over-year. On top of that, the year-over-year increase was also attributable to the higher occupancy in the first quarter of 2012, and the inflation in the costs such as salary, utility, and consumables, food and beverage. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) were RMB548.8 million (US$87.1 million), representing 84.5% of net revenues, compared to 85.0% for the first quarter in 2011 and 75.8% in the previous quarter. The year-over-year decrease in hotel operating costs as a percentage of net revenues was because the RevPAR growth outpaced the cost increase in the comparable periods. The sequential increase in hotel operating costs as a percentage of net revenues was mainly driven by seasonality. The first quarter of a year typically has lower RevPAR and higher utility cost.

Selling and marketing expenses for the first quarter of 2012 were RMB22.2 million (US$3.5 million), compared to RMB17.9 million (US$2.7 million) for the first quarter of 2011 and RMB29.3 million (US$4.7 million) for the previous quarter.  Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB21.9 million (US$3.5 million), or 3.4 % of net revenues, compared to 4.2% for the first quarter in 2011 and 4.5% for the previous quarter. The year-over-year decrease was mainly attributable to an enlarged revenue base. The sequential decrease was mainly due to less spending on advertising and other marketing programs.

General and administrative expenses for the first quarter of 2012 were RMB48.8 million (US$7.8 million), compared to RMB34.6 million (US$5.3 million) for the first quarter of 2011 and RMB43.8 million (US$7.0 million) for the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB46.4 million (US$7.4 million), representing 7.1% of the net revenues for the first quarter of 2012, compared with 7.5% of the net revenues for the first quarter of 2011 and 6.4% for the previous quarter. The year-over-year decrease in percentage was mainly due to an enlarged revenue base.

Pre-opening expenses for the first quarter of 2012 were RMB41.4 million (US$6.6 million), representing a year-over-year increase of 20.7% and a decrease of 16.4% sequentially. The pre-opening expenses were primarily driven by the number of leased hotels under construction during the period.

Loss from operations for the quarter was RMB12.3 million (US$2.0 million), compared to loss from operations of RMB23.6 million (US$3.6 million) for the first quarter of 2011 and income from operations of RMB34.4 million (US$5.5 million) for the previous quarter.  Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) for the quarter was RMB9.0 million (US$1.4 million). Loss from operations for the first quarter was impacted by seasonality and the ramp-up of new leased hotels.

Net loss attributable to China Lodging Group, Limited for the first quarter was RMB9.4 million (US$1.5 million), compared to net loss attributable to China Lodging Group, Limited of RMB14.0 million (US$2.1 million) for the first quarter of 2011 and net income attributable to China Lodging Group, Limited of RMB30.3 million (US$4.8 million) for the previous quarter. Excluding share-based compensation expenses, adjusted net loss attributable to China Lodging Group, Limited (non-GAAP) for the first quarter of 2012 was RMB6.1 million (US$1.0 million), compared to adjusted net loss attributable to China Lodging Group, Limited of RMB10.6 million (US$1.6 million) for the first quarter of 2011 and adjusted net income attributable to China Lodging Group, Limited of RMB33.2 million (US$5.3 million) for the previous quarter.

Basic and diluted net loss per share/ADS.  For the first quarter of 2012, basic net loss per share and diluted net loss per share were RMB0.04 (US$0.01); basic net loss per ADS and diluted net loss per ADS were RMB0.16 (US$0.02). Excluding share-based compensation expenses, adjusted basic net loss per share (non-GAAP) and adjusted diluted net loss per share (non-GAAP) for the first quarter of 2012 were RMB0.03 (US$0.01), and adjusted basic net loss per ADS (non-GAAP) and adjusted diluted net loss per ADS (non-GAAP) were RMB0.10

(US$0.02).

EBITDA (non-GAAP) for the first quarter of 2012 was RMB66.3 million (US$10.5 million), compared to RMB35.9 million (US$5.5 million) for the first quarter of 2011 and RMB112.0 million (US$17.8 million) for the previous quarter. Adjusted EBITDA from operating hotels (non-GAAP) for the first quarter of 2012 was RMB111.0 million (US$17.6 million), representing an increase of 50.8% from the first quarter of 2011 and a decrease of 32.5% sequentially.  The year-over-year increase was mainly a result of the expansion of the Company’s hotel network and improvement in operating margin, partially offset by lower interest income and the absence of foreign exchange gain. The sequential decrease was mainly due to seasonality.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating costs, was RMB100.1 million (US$15.9 million) for the first quarter of 2012, compared with RMB63.2 million (US$9.6 million) for the first quarter of 2011 and RMB156.9 million (US$24.9 million) for the previous quarter. The year-over-year increase of hotel income (non-GAAP) was mainly attributable to the enlarged managed hotel network and increased number of mature leased hotels in the portfolio. For leased hotels in operation for at least six months, hotel income (non-GAAP) was RMB78.7 million (US$12.5 million) during the first quarter of 2012, or 15% of net revenues derived from those hotels. Leased hotels in operation for less than six months, which accounted for 14% of leased room nights available for sale for the first quarter of 2012, derived a hotel loss (non-GAAP) of RMB22.7 million (US$3.6 million), or 36% of net revenues derived from those hotels for this quarter, mainly due to lower revenue achievement of those hotels during their ramp-up stage. For managed hotels, hotel income (non-GAAP) was RMB44.1 million (US$7.0 million), or 76% of net revenue derived from those hotels.

Cash flow.  Net operating cash flow for the first quarter of 2012 was RMB101.0 million (US$16.0 million).  Cash spent on the purchase of property and equipment, purchase of intangible assets and acquisitions, which are part of investing cash flow, was RMB254.9 million (US$40.5 million).

Cash and cash equivalents, restricted cash, and short-term investment. As of March 31, 2012, the Company had a total balance of cash and cash equivalents, restricted cash and short-term investment of RMB630.2 million (US$100.1 million).

In March 2012, the Company entered into a credit facility with the Industrial and Commercial Bank of China under which the Company can draw down up to RMB500.0 million by May 21, 2015. As of May 9, 2012, the Company had not drawn down this credit facility.

Business Outlook and Guidance for Second Quarter of 2012
“The continuous urbanization in China not only stimulates growing travel demand but also provides more opportunities of various properties for multiple-brand hotel chain operators like us. Our attractive brand positioning and solid performance lead to fast and quality expansion and a strong pipeline.” commented Mr. Ji. “We started 2012 with record number of managed hotels under development. Thus, we increase our full year new openings to 260 to 270 hotels, with 120 leased hotels and 140 to 150 managed hotels.”

The Company expects to achieve net revenues in the range of RMB740 to 755 million in the second quarter of 2012, representing a 35% to 38% growth year-over-year.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
China Lodging Group’s management will host a conference call at 9 p.m. EDT, Wednesday, May 9, 2012 (or 9 a.m. on Thursday, May 10, 2012 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3051 2745 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 7122 2557.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through May 16, 2012. Please dial +1 (866) 214 5335 (for callers in the US) or +61 2 8235 5000 (for callers outside the US) and entering pass code 7122 2557.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.htinns.com .

Annual Report
China Lodging Group filed its Annual Report on Form 20-F for the year ended December 31, 2011 with the Securities and Exchange Commission on April 12, 2012. The Annual Report on Form 20-F can be accessed through the “SEC Filings” page on the China Lodging Group investor relations website at http://ir.htinns.com.

Use of Non-GAAP Financial Measures
To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission: hotel operating costs excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, selling and marketing expenses excluding share-based compensation expenses, adjusted income/(loss) from operations excluding share-based compensation expenses, adjusted net income/(loss) attributable to China Lodging Group, Limited excluding share-based compensation expenses, and adjusted basic and diluted net earnings/(loss) per share and per ADS excluding share-based compensation expenses, EBITDA, adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses, and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.  For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.  The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance.  The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods.  These non-GAAP financial measures also facilitate management’s internal comparisons to the Company's historical performance.  The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business.  The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure.  The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company also believes that EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes.  Given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense comprises a significant portion of its cost structure.  In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance.  The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, and share-based compensation expenses helps facilitate year-on-year comparison of its results of operations as the number of hotels in the development stage may vary significantly from year to year and provides a proxy for the cash generation capability of the hotels in operation at their current level of maturity.  Therefore, the Company believes adjusted EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation.  The Company’s calculation of EBITDA and adjusted EBITDA from operating hotels does not deduct interest income or foreign exchange gain or loss.  The presentation of EBITDA and adjusted EBITDA from operating hotels should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains it considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA from operating hotels has certain limitations.  Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA.

Pre-opening expenses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the Company’s results. Additionally, EBITDA or adjusted EBITDA from operating hotels does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense, income tax expense, capital expenditures pre-opening expenses, share-based compensation expenses and other relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP.  When assessing the operating and financial performance of the Company, investors should not consider this data in isolation or as a substitute for the Company’s net income/(loss), operating income/(loss) or any other operating performance measure that is calculated in accordance with U.S. GAAP.  In addition, the Company's EBITDA or adjusted EBITDA from operating hotels may not be comparable to EBITDA or adjusted EBITDA from operating hotels or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA from operating hotels in the same manner as the Company does.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA, adjusted EBITDA from operating hotels and hotel income, to consolidated statement of operations information are included at the end of this release.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading and fast-growing limited service hotel chain operator in China with leased and managed models. Under the leased model, the Company directly operates hotels typically located on leased properties. Under the managed model, the Company manages franchised hotels and collects fees from franchisees. China Lodging Group provides business and leisure travelers with high-quality, and conveniently-located hotels. As of March 31, 2012, the Company had 675 hotels and 75,622 rooms in 111 cities across China.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

--Financial Tables and Operational Data Follow--

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2011	March 31, 2012
	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	781,601	615,682	97,766
Restricted cash	1,500	14,495	2,302
Accounts receivable, net	37,416	41,851	6,646
Prepaid rent	228,087	231,665	36,787
Inventories	31,232	27,662	4,393
Income tax receivables	-	816	130
Other current assets	53,862	48,999	7,780
Deferred tax assets	40,119	40,119	6,371
Total current assets	1,173,817	1,021,289	162,175

Property and equipment, net	2,095,794	2,197,399	348,932
Intangible assets, net	69,779	67,700	10,750
Goodwill	42,536	42,536	6,754
Other assets	102,056	107,073	17,002
Deferred tax assets	40,968	40,968	6,505
Total assets	3,524,950	3,476,965	552,118

Liabilities and equity
Current liabilities:
Accounts payable	417,605	343,526	54,550
Amount due to related parties	1,030	1,508	240
Salary and welfare payable	80,266	61,964	9,839
Deferred revenue	138,148	150,317	23,869
Accrued expenses and other current liabilities	142,146	157,591	25,024
Income tax payable	14,148	-	-
Total current liabilities	793,343	714,906	113,522

Deferred rent	329,774	355,102	56,388
Deferred revenue	71,698	77,494	12,305
Other long-term liabilities	61,574	64,862	10,300
Deferred tax liabilities	12,677	12,677	2,013
Total liabilities	1,269,066	1,225,041	194,528

Equity
Ordinary shares	179	179	28
Additional paid-in capital	2,199,954	2,205,262	350,181
Retained earnings	85,127	75,698	12,020
Accumulated other comprehensive loss	(39,166)	(38,935)	(6,183)
Total China Lodging Group, Limited equity	2,246,094	2,242,204	356,046
Noncontrolling interest	9,790	9,720	1,544
Total equity	2,255,884	2,251,924	357,590
Total liabilities and equity	3,524,950	3,476,965	552,118

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Operations

	Quarter Ended
	March 31, 2011	December 31, 2011	March 31, 2012
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	410,390	626,738	627,006	99,564
Managed hotels	39,994	63,183	61,549	9,774
Total revenues	450,384	689,921	688,555	109,338
Less: business tax and related surcharges	(25,949)	(39,184)	(39,097)	(6,208)
Net revenues	424,435	650,737	649,458	103,130

Operating costs and expenses:
Hotel operating costs:
Rents	(141,457)	(183,367)	(205,397)	(32,616)
Utilities	(43,734)	(40,514)	(64,729)	(10,279)
Personnel costs	(61,434)	(97,065)	(105,771)	(16,796)
Depreciation and amortization	(50,445)	(66,611)	(74,166)	(11,777)
Consumables, food and beverage	(41,764)	(70,341)	(67,633)	(10,740)
Others	(22,433)	(35,921)	(31,672)	(5,028)
Total hotel operating costs	(361,267)	(493,819)	(549,368)	(87,236)
Selling and marketing expenses	(17,897)	(29,307)	(22,211)	(3,527)
General and administrative expenses	(34,551)	(43,792)	(48,812)	(7,751)
Pre-opening expenses	(34,275)	(49,460)	(41,355)	(6,567)
Total operating costs and expenses	(447,990)	(616,378)	(661,746)	(105,081)
Income/(Loss) from operations	(23,555)	34,359	(12,288)	(1,951)
Interest income	3,904	5,199	3,102	493
Interest expenses	(224)	(213)	(213)	(34)
Other income	1,059	753	375	59
Foreign exchange gain/(loss)	3,059	2,734	(643)	(102)
Income/(Loss) before income tax	(15,757)	42,832	(9,667)	(1,535)
Income tax expense/(benefit)	2,409	(11,192)	967	154
Net income/(loss)	(13,348)	31,640	(8,700)	(1,381)
Net income attributable to noncontrolling interests	(607)	(1,340)	(729)	(116)
Net income/(loss) attributable to China Lodging Group, Limited	(13,955)	30,300	(9,429)	(1,497)

Net earnings/(loss) per share
— Basic	(0.06)	0.12	(0.04)	(0.01)
— Diluted	(0.06)	0.12	(0.04)	(0.01)

Net earnings/(loss) per ADS
— Basic	(0.23)	0.50	(0.16)	(0.02)
— Diluted	(0.23)	0.49	(0.16)	(0.02)

Weighted average ordinary shares outstanding
— Basic	241,156	242,461	242,629	242,629
— Diluted	241,156	245,896	242,629	242,629

Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	(3,338)	(2,841)	231	37
Comprehensive income/(loss)	(16,686)	28,799	(8,469)	(1,344)
Comprehensive income/(loss) attributable to the noncontrolling interest	(607)	(1,340)	(729)	(116)
Comprehensive income/(loss) attributable to China Lodging Group, Limited	(17,293)	27,459	(9,198)	(1,460)

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	March 31, 2011	December 31, 2011	March 31, 2012
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	(13,348)	31,640	(8,700)	(1,381)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	3,393	2,858	3,288	522
Depreciation and amortization	52,061	70,328	76,512	12,150
Deferred taxes	(16)	(35,714)	-	-
Bad debt expenses	113	554	1,105	175
Deferred rent	12,259	27,966	25,496	4,049
Impairment loss	-	710	-	-
Excess tax benefit from share-based compensation	-	(8,324)	(352)	(56)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(10,520)	(4,669)	(5,540)	(880)
Prepaid rent	(2,698)	(34,442)	(3,578)	(568)
Inventories	(2,514)	(4,736)	3,570	567
Other current assets	(551)	(14,701)	4,513	717
Other assets	(2,310)	176	(5,016)	(797)
Accounts payable	1,465	(627)	53	8
Amount due to related parties	114	(290)	479	76
Salary and welfare payables	(18,313)	37,718	(18,302)	(2,906)
Deferred revenue	24,937	26,549	17,964	2,853
Accrued expenses and other current liabilities	8,276	169	20,695	3,286
Income tax payable and receivable	(17,304)	34,290	(14,611)	(2,320)
Other long-term liabilities	3,576	5,469	3,397	539
Net cash provided by operating activities	38,620	134,924	100,973	16,034
Investing activities:
Purchase of property and equipment	(157,014)	(208,746)	(250,065)	(39,709)
Purchases of intangibles	(136)	(13,037)	(215)	(34)
Amount received as a result of government zoning	6,900	-	-	-
Acquisitions, net of cash received	(40,252)	(9,540)	(4,610)	(732)
Proceeds from sales of short-term investments	-	30,000	-	-
Decrease (increase) in restricted cash	(1,970)	4,000	(12,995)	(2,064)
Net cash used in investing activities	(192,472)	(197,323)	(267,885)	(42,539)
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	146	2,076	2,019	321
Repayment of funds advanced from noncontrolling interest holders	(1,249)	(533)	(810)	(129)
Contribution from noncontrolling interest holders	225	-	5	1
Dividend paid to noncontrolling interest holders	-	(127)	(804)	(128)
Excess tax benefit from share-based compensation	-	8,324	352	56
Net cash provided by (used in) financing activities	(878)	9,740	762	121
Effect of exchange rate changes on cash and cash equivalents	(3,335)	(2,841)	231	37
Net decrease in cash and cash equivalents	(158,065)	(55,500)	(165,919)	(26,347)
Cash and cash equivalents, beginning of period	1,060,067	837,101	781,601	124,113
Cash and cash equivalents, end of period	902,002	781,601	615,682	97,766

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results

			Quarter Ended March 31, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
			(in thousands)

Hotel operating costs	549,368	84.6%	615	0.1%	548,753	84.5%
Selling and marketing expenses	22,211	3.4%	270	0.0%	21,941	3.4%
General and administrative expenses	48,812	7.5%	2,403	0.4%	46,409	7.1%
Pre-opening expenses	41,355	6.4%	-	0.0%	41,355	6.4%
Total operating costs and expenses	661,746	101.9%	3,288	0.5%	658,458	101.4%
Loss from operations	(12,288)	-1.9%	3,288	0.5%	(9,000)	-1.4%

			Quarter Ended March 31, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
			(in thousands)

Hotel operating costs	87,236	84.6%	98	0.1%	87,138	84.5%
Selling and marketing expenses	3,527	3.4%	43	0.0%	3,484	3.4%
General and administrative expenses	7,751	7.5%	382	0.4%	7,369	7.1%
Pre-opening expenses	6,567	6.4%	-	0.0%	6,567	6.4%
Total operating costs and expenses	105,081	101.9%	523	0.5%	104,558	101.4%
Loss from operations	(1,951)	-1.9%	523	0.5%	(1,428)	-1.4%

			Quarter Ended December 31, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
			(in thousands)

Hotel operating costs	493,819	75.9%	536	0.1%	493,283	75.8%
Selling and marketing expenses	29,307	4.5%	178	0.0%	29,129	4.5%
General and administrative expenses	43,792	6.7%	2,144	0.3%	41,648	6.4%
Pre-opening expenses	49,460	7.6%	-	0.0%	49,460	7.6%
Total operating costs and expenses	616,378	94.7%	2,858	0.4%	613,520	94.3%
Income from operations	34,359	5.3%	2,858	0.4%	37,217	5.7%

			Quarter Ended March 31, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
			(in thousands)

Hotel operating costs	361,267	85.1%	473	0.1%	360,794	85.0%
Selling and marketing expenses	17,897	4.2%	196	0.0%	17,701	4.2%
General and administrative expenses	34,551	8.1%	2,724	0.6%	31,827	7.5%
Pre-opening expenses	34,275	8.1%	-	0.0%	34,275	8.1%
Total operating costs and expenses	447,990	105.5%	3,393	0.7%	444,597	104.8%
Loss from operations	(23,555)	-5.5%	3,393	0.7%	(20,162)	-4.8%

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results

		Quarter Ended
	March 31, 2011	December 31, 2011	March 31, 2012
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income/(loss) attributable to China Lodging Group, Limited (GAAP)	(13,955)	30,300	(9,429)	(1,497)
Share-based compensation expenses	3,393	2,858	3,288	523
Adjusted net income/(loss) attributable to China Lodging Group, Limited (non-GAAP)	(10,562)	33,158	(6,141)	(974)

Net earnings/(loss) per share (GAAP)
— Basic	(0.06)	0.12	(0.04)	(0.01)
— Diluted	(0.06)	0.12	(0.04)	(0.01)

Net earnings/(loss) per ADS (GAAP)
— Basic	(0.23)	0.50	(0.16)	(0.02)
— Diluted	(0.23)	0.49	(0.16)	(0.02)

Adjusted net earnings/(loss) per share (non-GAAP)
— Basic	(0.04)	0.14	(0.03)	(0.01)
— Diluted	(0.04)	0.13	(0.03)	(0.01)

Adjusted net earnings/(loss) per ADS (non-GAAP)
— Basic	(0.18)	0.55	(0.10)	(0.02)
— Diluted	(0.18)	0.54	(0.10)	(0.02)

Weighted average ordinary shares outstanding
— Basic	241,156	242,461	242,629	242,629
— Diluted	241,156	245,896	242,629	242,629

		Quarter Ended
	March 31, 2011	December 31, 2011	March 31, 2012
	RMB	RMB	RMB	US$
		(in thousands)

Net income/(loss) attributable to China Lodging Group, Limited (GAAP)	(13,955)	30,300	(9,429)	(1,497)
Interest expenses	224	213	213	34
Income tax expense	(2,409)	11,192	(967)	(154)
Depreciation and amortization	52,061	70,328	76,512	12,150
EBITDA (non-GAAP)	35,921	112,033	66,329	10,533
Pre-opening expenses	34,275	49,460	41,355	6,567
Share-based Compensation	3,393	2,858	3,288	523
Adjusted EBITDA from operating hotels (non-GAAP)	73,589	164,351	110,972	17,623

		Quarter Ended
	March 31, 2011	December 31, 2011	March 31, 2012
	RMB	RMB	RMB	US$
		(in thousands)

Net revenues (GAAP)	424,435	650,737	649,458	103,130
Less: Hotel operating costs	(361,267)	(493,819)	(549,368)	(87,236)
Hotel income (non-GAAP)	63,168	156,918	100,090	15,894

China Lodging Group, Limited

Operational Data
		As of
	March 31,	December 31,	March 31,
	2011	2011	2012
Total hotels in operation:	473	639	675
Leased hotels	259	344	353
Managed hotels	214	295	322
Total hotel rooms in operation	54,160	71,621	75,622
Leased hotels	31,540	40,514	42,057
Managed hotels	22,620	31,107	33,565
Number of cities	71	100	111

		For the quarter ended
	March 31,	December 31,	March 31,
	2011	2011	2012
Occupancy rate (as a percentage)
Leased hotels	80%	92%	90%
Managed hotels	84%	95%	92%
Total hotels in operation	82%	93%	91%
Average daily room rate (in RMB)
Leased hotels	179	184	176
Managed hotels	170	173	166
Total hotels in operation	175	179	172
RevPAR (in RMB)
Leased hotels	144	170	158
Managed hotels	142	164	153
Total hotels in operation	143	167	156

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31,
	2011	2012
Total hotels in operation:	362	362
Leased hotels	199	199
Managed hotels	163	163
Total hotel rooms in operation	42,013	42,013
Leased hotels	24,787	24,787
Managed hotels	17,226	17,226
Occupancy rate (as a percentage)	88%	96%
Average daily rate (in RMB)	178	180
RevPAR (in RMB)	157	172